Exhibit 99.15

LARGO RESOURCES LTD.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(Expressed in thousands / 000’s of Canadian dollars)

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position		1

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)		2

Condensed Interim Consolidated Statements of Changes in Equity		3

Condensed Interim Consolidated Statements of Cash Flows		4

Notes to the Unaudited Condensed Interim Consolidated Financial Statements		5

1)	Nature of operations	5

2)	Statement of compliance	5

3)	Basis of preparation and significant accounting policies	5

4)	Amounts receivable	6

5)	Inventory	6

6)	Vanadium products	6

7)	Mine properties, plant and equipment	6

8)	Leases	7

9)	Accounts payable and accrued liabilities	8

10)	Debt	8

11)	Issued capital	9

12)	Equity reserves	9

13)	Earnings (loss) per share	11

14)	Taxes	11

15)	Related party transactions	12

16)	Segmented disclosure	12

17)	Commitments and contingencies	17

18)	Financial instruments	17

19)	Revenues	17

20)	Expenses	17

21)	Subsequent events	17

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As at
	Notes	March 31, 2020	December 31, 2019
Assets
Current Assets
Cash		$206,137	$166,077
Restricted cash		—	99
Amounts receivable	4	8,055	8,019
Inventory	5	16,810	23,445
Vanadium products	6	5,343	4,227
Prepaid expenses		2,148	2,125
Total Current Assets		238,493	203,992
Non-current Assets
Deferred income tax	14(c)	12,206	13,783
Mine properties, plant and equipment	7	211,117	248,343
Total Non-current Assets		223,323	262,126
Total Assets		$461,816	$466,118
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$86,018	$101,360
Current portion of provisions		523	619
Debt	10	35,210	—
Total Current Liabilities		121,751	101,979
Non-current Liabilities
Provisions	17	8,754	9,572
Total Non-current Liabilities		8,754	9,572
Total Liabilities		130,505	111,551
Equity
Issued capital	11	440,727	437,937
Equity reserves	12	18,645	19,447
Accumulated other comprehensive loss		(69,994)	(38,744)
Deficit		(58,067)	(64,073)
Total Equity		331,311	354,567
Total Liabilities and Equity		$461,816	$466,118

Commitments and contingencies	7, 17
Subsequent events	21

—The accompanying notes form an integral part of the consolidated financial statements—

Unaudited Condensed Interim Consolidated Financial Statements For The Three Months Ended March 31, 2020 and 2019

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

		Three Months ended March 31,
	Notes	2020	2019
Revenues	19	$58,186	$44,314
Other gains (losses)	6	(523)	—
		57,663	44,314
Expenses
Operating costs	20	(36,423)	(29,071)
Professional, consulting and management fees		(2,289)	(2,818)
Foreign exchange loss		(12,189)	(317)
Other general and administrative expenses		(1,175)	(1,108)
Share-based payments	12	(547)	(1,524)
Finance costs	20	(173)	(7,283)
Interest income		890	184
Exploration and evaluation costs		(665)	(963)
		(52,571)	(42,900)
Net income before tax		$5,092	$1,414
Income tax expense	14(a)	—	(1,114)
Deferred income tax recovery (expense)	14(a)	642	(2,468)
Net income (loss)		$5,734	$(2,168)

Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized loss on foreign currency translation		(31,250)	(10,424)
Comprehensive income (loss)		$(25,516)	$(12,592)
Basic earnings (loss) per Common Share	13	$0.01	$(0.00)
Diluted earnings (loss) per Common Share	13	$0.01	$(0.00)
Weighted Average Number of Shares Outstanding (in 000’s)
- Basic		560,745	527,239
- Diluted		624,353	527,239

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Shareholders’ Equity
Balance at December 31, 2018	529,126	$415,259	$25,853	$(18,904)	$(29,481)	$392,727
Grant of share options	—	—	847	—	—	847
Grant of restricted share units	—	—	396	—	—	396
Share-based payments	—	—	281	—	—	281
Exercise of warrants	85	125	(34)	—	—	91
Exercise of share options	438	431	(153)	—	—	278
Expiry of share options	—	—	(241)	—	241	—
Currency translation adjustment	—	—	—	(10,424)	—	(10,424)
Net loss for the period	—	—	—	—	(2,168)	(2,168)
Balance at March 31, 2019	529,649	$415,815	$26,949	$(29,328)	$(31,408)	$382,028
Grant of restricted share units	—	—	2,080	—	—	2,080
Share-based payments	—	—	1,112	—	—	1,112
Exercise of warrants	21,091	17,673	(6,268)	—	—	11,405
Exercise of share options	2,810	2,299	(897)	—	—	1,402
Exercise of restricted share units	984	2,150	(2,150)	—	—	—
Expiry of warrants	—	—	(93)	—	93	—
Expiry of share options	—	—	(1,286)	—	1,286	—
Currency translation adjustment	—	—	—	(9,416)	—	(9,416)
Net loss for the period	—	—	—	—	(34,044)	(34,044)
Balance at December 31, 2019	554,534	$437,937	$19,447	$(38,744)	$(64,073)	$354,567
Grant of share options	—	—	377	—	—	377
Grant of restricted share units	—	—	23	—	—	23
Share-based payments	—	—	147	—	—	147
Exercise of warrants	8,240	2,176	(463)	—	—	1,713
Exercise of restricted share units	202	614	(614)	—	—	—
Expiry of warrants	—	—	(210)	—	210	—
Expiry of share options	—	—	(62)	—	62	—
Currency translation adjustment	—	—	—	(31,250)	—	(31,250)
Net income for the period	—	—	—	—	5,734	5,734
Balance at March 31, 2020	562,976	$440,727	$18,645	$(69,994)	$(58,067)	$331,311

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months ended March 31,
	Notes	2020	2019
Operating Activities
Net income (loss) for the period		$5,734	$(2,168)
Adjustment for Non-cash Items
Other (gains) losses	6	523	—
Depreciation		8,945	7,290
Share-based payments	12	547	1,524
Unrealized foreign exchange (gain) loss		(2,756)	5,107
Finance costs	20	173	7,283
Interest income		(890)	(184)
Income tax expense	14(a)	—	1,114
Deferred income tax (recovery) expense	14(a)	(642)	2,468
Income tax paid		—	(746)
Cash Provided Before Non-cash Working Capital Items		11,634	21,688
Change in amounts receivable		(1,291)	59,421
Change in inventory		2,698	(3,035)
Change in vanadium products		(1,784)	—
Change in prepaid expenses		(266)	(3,390)
Change in accounts payable and accrued liabilities		631	20,732
Net Cash Provided by Operating Activities		11,622	95,416
Financing Activities
Receipt of debt	10	33,183	—
Repayment of long-term debt	10	—	(86,611)
Debt issue costs, interest and other associated fees paid		—	(6,209)
Interest income		775	71
Change in restricted cash		99	21
Issuance of common shares and warrants	11(b)	1,713	369
Net Cash Provided by (Used in) Financing Activities		35,770	(92,359)
Investing Activities
Mine properties, plant and equipment expenditures		(4,424)	(8,202)
Net Cash (Used in) Investing Activities		(4,424)	(8,202)
Effect of foreign exchange on cash		(2,908)	(10,343)
Net Change in Cash		40,060	(15,488)
Cash position — beginning of the period		166,077	206,188
Cash Position — end of the period		$206,137	$190,700

—The accompanying notes form an integral part of the consolidated financial statements—

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1)        Nature of operations

Largo Resources Ltd. (the “Company”) is engaged in the acquisition, exploration, development and operation of mining and exploration properties located in Brazil and Canada. Substantially all of the Company’s efforts are devoted to operating and expanding the Maracás Menchen Mine. While the Company’s Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company’s mineral resources not being economically recoverable.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange (“TSX”). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2)        Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on May 12, 2020.

3)        Basis of preparation and significant accounting policies

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2019 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of Canadian dollars, unless otherwise noted.  References to the symbol “R$” mean the Brazilian real, the official currency of Brazil, and references to the symbol “US$” mean the U.S. dollar.

a)                 Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 4(d) of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. There have been no significant changes to the areas of estimation and judgment during the three months ended March 31, 2020.

b)                 Significant accounting policies

These unaudited condensed interim consolidated financial statements, including comparatives, have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2019.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4)        Amounts receivable

	March 31, 2020	December 31, 2019
Current taxes recoverable — Brazil	$7,769	$7,719
Current taxes recoverable — Canada	61	53
Other receivables	225	247
Total	$8,055	$8,019

At March 31, 2020, the Company’s trade receivables was in a liability position of $75,843 and was classified as trade payables (refer to notes 9 and 18(a)) (December 31, 2019 — trade payables of $87,782).

5)        Inventory

	March 31, 2020	December 31, 2019
Vanadium flake	$3,169	$7,349
Work-in-process	1,798	2,632
Stockpiles	1,561	1,843
Warehouse materials	10,282	11,621
Total	$16,810	$23,445

6)        Vanadium products

During the three months ended March 31, 2020, the Company purchased and sold ferrovanadium and vanadium pentoxide for a total net cost of US$1,001 ($1,321) (three months ended March 31, 2019 — US$nil).

Vanadium products are measured at fair value based on Level 2 fair value inputs. At March 31, 2020, the Company remeasured its vanadium products at a fair value of US$3,767 ($5,343) (December 31, 2019 — US$3,258 ($4,227)), using an average ferrovanadium price of between US$22.75 and US$24.36 per kilogram (December 31, 2019 — between US$22.23 and US$23.92 per kilogram) and an average vanadium pentoxide price of approximately US$12.30 per kilogram (US$5.58 per pound) (December 31, 2019 — US$11.74 per kilogram, US$5.33 per pound). During the three months ended March 31, 2020, the Company recognized other gains (losses) of $(523) (three months ended March 31, 2019 — $nil) relating to realized and unrealized gains and losses on its vanadium products.

7)        Mine properties, plant and equipment

At March 31, 2020 and December 31, 2019, the Company’s economic interest in the Maracás Menchen Mine totalled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral (“CBPM”) owned by the state of Bahia. CBPM retains a 3% net smelter royalty (“NSR”) in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

The net book value of the Company’s mine properties, plant and equipment at March 31, 2020 by geographic location is: Brazil - $185,079 (December 31, 2019 - $221,969); Canada - $26,038 (December 31, 2019 - $26,374).

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Office and Computer Equipment	Vehicles	Mine Properties	Machinery and Equipment	Construction In Progress	Total
COST
Balance at December 31, 2018	$1,208	$476	$128,119	$231,379	$6,868	$368,050
Additions	279	—	11,292	5,577	38,363	55,511
Tax credits	—	—	—	(3,579)	—	(3,579)
Disposals	(130)	—	—	(3,602)	—	(3,732)
Reclassifications	—	—	—	31,040	(31,040)	—
Effects of changes in foreign exchange rates	(80)	(38)	(7,946)	(18,480)	(2,332)	(28,876)
Balance at December 31, 2019	$1,277	$438	$131,465	$242,335	$11,859	$387,374
Additions	22	—	3,416	621	539	4,598
Reclassifications	—	—	—	11,556	(11,556)	—
Effects of changes in foreign exchange rates	(163)	(68)	(15,016)	(39,119)	(507)	(54,873)
Balance at March 31, 2020	$1,136	$370	$119,865	$215,393	$335	$337,099
ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$718	$476	$26,005	$93,398	$—	$120,597
Depreciation	140	—	8,033	22,807	—	30,980
Disposals	(130)	—	—	(3,602)	—	(3,732)
Effects of changes in foreign exchange rates	(46)	(38)	(503)	(8,227)	—	(8,814)
Balance at December 31, 2019	$682	$438	$33,535	$104,376	$—	$139,031
Depreciation	40	—	1,663	6,470	—	8,173
Effects of changes in foreign exchange rates	(99)	(68)	(4,059)	(16,996)	—	(21,222)
Balance at March 31, 2020	$623	$370	$31,139	$93,850	$—	$125,982
NET BOOK VALUE
At December 31, 2019	$595	$—	$97,930	$137,959	$11,859	$248,343
At March 31, 2020	$513	$—	$88,726	$121,543	$335	$211,117

8)        Leases

At March 31, 2020 and December 31, 2019, the Company did not have any right-of-use assets or lease liabilities.

	Three months ended
	March 31, 2020	March 31, 2019
Recognized in the condensed interim consolidated statements of income (loss) and comprehensive income (loss):
Expenses relating to short-term leases	$4,234	$4,699

Recognized in the condensed interim consolidated statement of cash flows
Total cash outflow for leases	$3,924	$4,334

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9)        Accounts payable and accrued liabilities

	March 31, 2020	December 31, 2019
Trade payables	$75,843	$87,782
Accounts payable	7,542	10,067
Accrued liabilities	2,060	3,077
Accrued financial costs	30	—
Other taxes	543	434
Total	$86,018	$101,360

At March 31, 2020, the Company’s trade receivables was in a liability position of $75,843 and was classified as trade payables (December 31, 2019 — trade payables of $87,782 (refer to note 18(a))).

10)          Debt

	March 31, 2020	December 31, 2019
Total debt	$35,210	$—

			Non-cash
			Foreign
	December 31,	Cash flows	exchange	March 31,
	2019	Proceeds	movement	2020
Total debt	$—	$33,183	$2,027	$35,210
Total liabilities from financing activities	$—	$33,183	$2,027	$35,210

			Non-cash
			Foreign
	December 31,	Cash flows	exchange	December 31,
	2018	Repayment	movement	2019
Total debt(1)	$126,503	$(124,994)	$(1,509)	$—
Total liabilities from financing activities	$126,503	$(124,994)	$(1,509)	$—

(1)    The gross amount excludes unamortized deferred transaction costs.

Credit facilities

On March 18, 2020, the Company secured a US$13,000 credit facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65,980 ($17,403) were received on March 20, 2020. This facility is due to be repaid as a lump sum payment on March 12, 2021, together with accrued interest at a rate of 3.35% per annum.

On March 24, 2020 the Company secured a US$11,788 credit facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60,000 ($15,780) were received on March 24, 2020. This facility is due to be repaid as a lump sum payment on March 18, 2021, together with accrued interest at a rate of 6.29% per annum.

Senior secured notes

On May 22, 2018, the Company completed a private placement of US$150,000 ($191,790) aggregate principal amount of senior secured notes due in 2021 (the “Notes”). The Notes were callable in years 2 and 3 and had an interest rate of 9.25% per annum, paid on a semi-annual basis in arrears on December 1 and June 1 each year, beginning on December 1, 2018. The terms of the Notes allowed the Company to redeem all or part of the Notes at varying redemption prices and established certain restrictive covenants.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On January 28, 2019 and February 19, 2019, the Company completed the purchase and cancellation of US$59,221 and US$4,490 in aggregate principal amounts of Notes outstanding. The Notes were purchased at a price equal to 105.625% per principal amount of the Notes redeemed plus accrued and unpaid interest up to January 28, 2019 and February 15, 2019, respectively.

On May 3, 2019, the Company made an excess cash flow offer to purchase all of its outstanding Notes at that time of US$29,101 at a purchase price of 103% of the principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date. The offer was required to be made in accordance with the terms of the Notes and following this offer, US$6,736 of the Notes were repurchased and cancelled.

On June 10, 2019, the Company announced that it had elected to redeem the remaining outstanding Notes. The Notes were redeemed on July 8, 2019 at a price equal to 104.625% of the principal amount of the Notes plus accrued and unpaid interest to, but not including, the redemption date. The total amount paid was US$23,606 ($30,905), including the principal amount of Notes outstanding of US$22,365 ($29,280).

Following this redemption on July 8, 2019, the balance of the Notes outstanding was $nil.

11)          Issued capital

a)             Authorized

Unlimited common shares without par value.

b)             Issued

	Three months ended March 31, 2020		Year ended December 31, 2019
	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of the period	554,534	$437,937	529,126	$415,259
Exercise of warrants (note 12)	8,240	2,176	21,176	17,798
Exercise of share options (note 12)	—	—	3,248	2,730
Exercise of restricted share units (note 12)	202	614	984	2,150
Balance, end of the period	562,976	$440,727	554,534	$437,937

12)          Equity reserves

Under the Company’s incentive share compensation plan, the Company has issued options and restricted share units (“RSUs”) approximating 1.17% of its issued and outstanding capital at March 31, 2020.

During the three months ended March 31, 2020, the Company recognized a share-based payment expense related to the grant and vesting of share options and RSUs of $547 (three months ended March 31, 2019 —  $1,524) for share options and RSUs granted to the Company’s directors, officers, employees and consultants. The total share-based payment expense was charged to operations.

During the three months ended March 31, 2020, 2,707 warrants were exercised resulting in proceeds to the Company of $1,713, with 129 warrants surrendered as part of cashless exercises. 5,533 shares were issued in connection with a warrant exercise in 2019.

During the year ended December 31, 2019, 26,709 warrants were exercised resulting in proceeds to the Company of $11,496, with 10,907 warrants surrendered as part of cashless exercises. In addition, 3,248 stock options were exercised resulting in proceeds to the Company of $1,680.

The Company applies the fair value method of accounting for share-based payment awards. The Company estimated the expected volatility using historical volatilities from the Company’s traded common shares when estimating the fair value of stock options granted, as it believes that this methodology best reflects the expected future volatility of its stock.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	RSUs		Options			Warrants
	Number	Value	Number	Weighted average exercise price	Value	Number	Weighted average exercise price	Value	Total value
December 31, 2018	791	$425	6,958	$0.82	$2,830	146,202	$0.48	$22,598	$25,853
Share-based payments	—	1,393	—	—	—	—	—	—	1,393
Granted	1,017	2,490	370	3.04	847	—	—	—	3,337
Forfeited	(16)	(14)	—	—	—	—	—	—	(14)
Exercised	(984)	(2,150)	(3,248)	(0.52)	(1,050)	(37,616)	(0.64)	(6,302)	(9,502)
Expired	—	—	(933)	(2.28)	(1,527)	(484)	(0.65)	(93)	(1,620)
December 31, 2019	808	$2,144	3,147	$0.96	$1,100	108,102	$0.42	$16,203	$19,447
Share-based payments	—	147	—	—	—	—	—	—	147
Granted	1,799	23	3,828	0.67	377	—	—	—	400
Exercised	(202)	(614)	—	—	—	(2,836)	(0.65)	(463)	(1,077)
Expired	—	—	(200)	(0.46)	(62)	(1,272)	(0.65)	(210)	(272)
March 31, 2020	2,405	$1,700	6,775	$0.81	$1,415	103,994	$0.41	$15,530	$18,645

a)             RSUs

During the three months ended March 31, 2020, the Company granted 1,799 RSUs to officers and employees of the Company (year ended December 31, 2019 — 1,017 RSUs). These RSUs vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The value of the vested RSUs includes the Company’s expected forfeiture rate of 0%. Upon vesting, the RSUs provide the holders with common shares of the Company.

b)             Stock options

Range of prices	No. outstanding	No. exercisable	Weighted average remaining life (years)	Weighted average exercise price	Weighted average grant date share price
$0.46 – 1.00	6,170	3,092	3.5	$0.62	$0.62
2.01 – 2.50	285	285	3.4	2.40	2.40
3.01 – 3.04	320	320	3.8	3.04	3.04
	6,775	3,697

The remaining weighted average contractual life of options outstanding at March 31, 2020 was 3.5 years (December 31, 2019 — 1.9 years).

During the three months ended March 31, 2020, the Company granted 3,828 (year ended December 31, 2019 — 370) stock options to its directors, officers, employees and consultants with a weighted average exercise price of $0.67.  750 of the stock options vested immediately and are exercisable for a period of 5 years from the date of grant. The remainder vest over time, with one-third vesting during each of the three month periods ending March 31, 2021, March 31, 2022 and March 31, 2023. The estimated weighted average grant date fair value of the stock options was $0.48 per stock option, as determined using the Black-Scholes valuation model and the following assumptions: risk free interest rate — 0.74%, expected life in years — 5, expected volatility — 93.7%, expected dividends — 0% and expected forfeiture rate — 0%.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

c)              Warrants

No. outstanding	No. exercisable	Grant Date	Expiry Date	Exercise price	Estimated fair value at grant date	Expected volatility	Expected life (years)	Expected dividend yield	Risk- free Interest rate
25,502	25,502	29-Jan-16	28-Jan-21	$0.29	$2,511	129%	5.00	0%	0.67%
63,078	63,078	2-Mar-16	2-Mar-21	$0.29	$6,574	132%	5.00	0%	0.68%
400	400	11-Apr-17	31-Dec-20	$0.50	$128	94%	3.75	0%	0.96%
3,538	3,538	1-Dec-17	1-Dec-22	$1.15	$1,521	93%	5.00	0%	1.63%
11,476	11,476	13-Dec-17	13-Dec-22	$1.15	$4,796	93%	5.00	0%	1.65%
103,994	103,994			$0.41	$15,530

13)          Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings per share because their effect would be anti-dilutive was 605 for the three months ended March 31, 2020 (three months ended March 31, 2019 — 154,695).

14)          Taxes

a)             Tax recovery (expense)

	Three months ended
	March 31, 2020	March 31, 2019
Income tax expense	$—	$(1,114)
Deferred income tax recovery (expense)	642	(2,468)
Total	$642	$(3,582)

b)                 Changes in deferred tax assets and liabilities

	Three months ended March 31, 2020	Year ended December 31, 2019
Net deferred income tax asset, beginning of the period	$13,783	$18,881
Deferred income tax recovery (expense)	642	(3,809)
Effect of foreign exchange	(2,219)	(1,289)
Net deferred income tax asset, end of the period	$12,206	$13,783

c)                  Deferred income tax balances

	March 31, 2020	December 31, 2019
Brazil
Recognized deferred tax assets:
Non-capital losses	$25,347	$28,614
Mine properties, plant and equipment	947	1,080

Recognized deferred tax liabilities:
Transitional tax regime	$(10,340)	$(12,023)
Provisions	(3,748)	(3,888)
Net deferred income tax asset	$12,206	$13,783

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	March 31, 2020	December 31, 2019
Canada
Non-capital loss carry-forwards	$74,843	$88,728
Mine properties, plant and equipment	23,606	23,595
Share issue costs	6,093	6,652
Ireland
Non-capital loss carry-forwards	$2,593	$2,473
Mine properties, plant and equipment	111	118

15)          Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. One of the directors, Ms. Koko Yamamoto, is a partner in an accounting firm that previously provided services to the Company. During the three months ended March 31, 2020, an amount in accounting fees of $nil (three months ended March 31, 2019 —$3) was billed and paid under normal payment terms.

During the three months ended March 31, 2020, 5,533 shares were issued to funds managed by Arias Resource Capital Management LP (the “ARC Funds”) in connection with a warrant exercise in 2019 (refer to note 12).

The remuneration of directors and other members of key management personnel during the period was as follows:

	Three months ended
	March 31, 2020	March 31, 2019
Short-term benefits	$1,551	$2,203
Share-based payments	483	1,177
Total	$2,034	$3,380

Refer to note 17 for additional commitments with management.

16)          Segmented disclosure

The Company has two operating segments: mine properties and exploration and evaluation properties. Corporate, which is not an operating segment includes the corporate team that provides administrative, technical, financial and other support to all of the Company’s business units.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Exploration & evaluation properties	Mine properties	Corporate	Total
Three months ended March 31, 2020
Revenues	$—	$58,186	$—	$58,186
Other gains (losses)	—	—	(523)	(523)
	—	58,186	(523)	57,663
Operating costs	—	(36,423)	—	(36,423)
Professional, consulting and management fees	—	(1,159)	(1,130)	(2,289)
Foreign exchange (loss) gain	—	(22,104)	9,915	(12,189)
Other general and administrative expenses	—	(329)	(846)	(1,175)
Share-based payments	—	—	(547)	(547)
Finance costs	—	(163)	(10)	(173)
Interest income	—	380	510	890
Exploration and evaluation costs	(81)	(584)	—	(665)
	(81)	(60,382)	7,892	(52,571)
Net income (loss) before tax	(81)	(2,196)	7,369	5,092
Income tax expense	—	—	—	—
Deferred income tax recovery	—	642	—	642
Net income (loss)	$(81)	$(1,554)	$7,369	$5,734
At March 31, 2020
Total non-current assets	$	$197,286	$26,037	$223,323
Total assets	$41	$297,600	$164,175	$461,816
Total liabilities	$	$129,394	$1,111	$130,505

	Exploration & evaluation properties	Mine properties	Corporate	Total
Three months ended March 31, 2019
Revenues	$—	$44,314	$—	$44,314
Operating costs	—	(29,071)	—	(29,071)
Professional, consulting and management fees	—	(1,270)	(1,548)	(2,818)
Foreign exchange gain (loss)	—	1,225	(1,542)	(317)
Other general and administrative expenses	—	(268)	(840)	(1,108)
Share-based payments	—	—	(1,524)	(1,524)
Finance costs	—	(85)	(7,198)	(7,283)
Interest income	—	—	184	184
Exploration and evaluation costs	(204)	(759)	—	(963)
	(204)	(30,228)	(12,468)	(42,900)
Net income (loss) before tax	(204)	14,086	(12,468)	1,414
Income tax expense	—	(1,114)	—	(1,114)
Deferred income tax expense	—	(2,468)	—	(2,468)
Net income (loss)	$(204)	$10,504	$(12,468)	$(2,168)

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Exploration and evaluation properties	Mine properties	Corporate	Total
At December 31, 2019
Total non-current assets	$—	$235,752	$26,374	$262,126
Total assets	$75	$312,142	$153,901	$466,118
Total liabilities	$—	$110,348	$1,203	$111,551

The Company recognized revenues of $58,186 in the three months ended March 31, 2020 (three months ended March 31, 2019 — $44,314). The revenues are solely related to the Company’s Mine Properties segment. All of the Company’s revenues are from transactions with the Company’s off-take partner, Glencore International AG.

17)          Commitments and contingencies

At March 31, 2020, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $3,130 and all payable within one year. These contracts also require that additional payments of up to approximately $4,695 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.

In 2008, Largo agreed to sell 100% of its vanadium production to Glencore International AG under an off-take agreement which, following the election by the Company, will expire at the end of April 2020. Refer to note 21, subsequent events.

The Company has entered into a number of contracts with third party customers to deliver monthly quantities of the Company’s various vanadium products. A significant proportion of the Company’s monthly vanadium production after April 2020 has been committed, with deliveries scheduled to begin in July 2020.

The Company’s mining and exploration activities are subject to various federal, provincial and international laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company has made payments to comply with such laws and regulations.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between October 31, 2020 and December 31, 2023. Minimum rental commitments remaining under the leases are approximately $988, including $356 due within one year. In addition, minimum rental commitments remaining under other short-term leases are approximately $46, all due within one year.

At the Company’s Maracás Menchen Mine, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of March 31, 2020 of $9,582.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. At March 31, 2020 two such proceedings were ongoing, each in Brazil. The first relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The amount claimed totals R$9,900 ($2,705), with a counterclaim filed by Vanádio for R$10,700 ($2,923). A provision of R$1,324 ($362) has been recognized at March 31, 2020 for the probable loss (December 31, 2019 — R$1,324 ($428)). The second proceeding relates to a consulting agreement dispute for which R$3,900 ($1,065) (December 31, 2019 — R$3,900 ($1,262)) has been claimed against two of the Company’s subsidiaries. No provision has been recognized for this proceeding. The Company and its subsidiaries are also party to legal proceedings regarding labour matters. A

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

provision was recorded at December 31, 2019 for such proceedings in an amount of R$3,468 ($1,122). At March 31, 2020, the provision recognized was R$3,103 ($848). The outcome of these proceedings remains dependent on the final judgment, which the Company does not expect to be delivered within the next 12 months. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company’s financial position or results of operations. Should any losses result from the resolution of these claims and disputes, they will be charged to operations in the period that they are determined.

18)          Financial instruments

Financial assets and financial liabilities at March 31, 2020 and December 31, 2019 were as follows:

	March 31, 2020	December 31, 2019
Cash	$206,137	$166,077
Restricted cash	—	99
Amounts receivable	225	247
Accounts payable and accrued liabilities	86,018	101,360
Debt	35,210	—

Refer to the liquidity risk discussion below regarding liabilities.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a)             Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•             Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•             Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

•             Level 3 inputs are unobservable inputs for the asset or liability.

At March 31, 2020 and December 31, 2019, trade receivables are classified as financial assets at fair value through profit or loss and are measured at fair value. The valuation of trade receivables is classified within Level 2 of the fair value hierarchy as it is measured using observable vanadium market transaction data as reported by a recognized provider of global metal prices. The valuation of trade receivables at March 31, 2020 and December 31, 2019 resulted in a liability position. Accordingly, this has been classified as trade payables (refer to note 9) at March 31, 2020 and December 31, 2019.

The carrying amounts for cash, restricted cash, other amounts receivable, accounts payable and accrued liabilities (excluding trade payables) and debt in the condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2019. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b)             Credit risk

The Company’s credit risk is primarily attributable to cash, restricted cash and amounts receivable. The Company minimizes its credit risk with respect to cash and restricted cash by leaving its funds on deposit with the highest rated banks in Canada, Ireland and Brazil. Financial instruments included in amounts receivable consist primarily of a receivable from one unrelated company. Management believes that the credit risk related to this receivable is remote due the credit quality of the customer.

c)              Liquidity risk

The following table details the Company’s expected remaining contractual cash flow requirements at March 31, 2020 for its financial liabilities with agreed repayment periods.

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$85,988	$30	$—	$—
Debt (note 10)	—	35,210	—	—
	$85,988	$35,240	$—	$—

The Company’s principal sources of liquidity are its cash flow from operating activities and cash of $206,137 (December 31, 2019 — $166,077). In response to the vanadium price decreases throughout 2019, the Company has adopted certain measures to manage its liquidity risk including repaying its Notes during the year ended December 31, 2019. Despite these measures, and in conjunction with the current vanadium price environment, a risk exists that the Company will not have sufficient liquidity to meet its obligations as they come due. At March 31, 2020, the Company’s trade receivables was in a liability position of $75,843 and was classified as trade payables (refer to notes 9 and 18(a)) (December 31, 2019 — trade payables of $87,782).

d)             Market risk

Interest rate risk

The Company’s exposure to a rise in interest rates is limited to that portion of its total debt that is subject to floating interest rates. At March 31, 2020, the Company’s debt is subject to fixed interest rates and the Company does not have any exposure to floating interest rates.

Foreign currency risk

At March 31, 2020, the Company’s outstanding debt is 100% denominated in U.S. dollars (December 31, 2019 — no outstanding debt facilities).

The impact of fluctuations in foreign currency on cash balances, vanadium products and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real (functional currency of Vanádio) and the Euro (functional currency of Largo Commodities Trading Ltd.). At March 31, 2020 the Company had cash balances, vanadium products and debt denominated in U.S. dollars.

A 5% change in the value of the U.S. dollar relative to the Canadian dollar, the Brazilian real and the Euro would affect the value of the U.S. dollar denominated cash balances at March 31, 2020 by approximately $7,305; the value of U.S. dollar priced vanadium products by $267; and the value of U.S. dollar denominated debt by $1,760.

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Price risk

The Company’s only financial instruments susceptible to price risk is its trade receivables /  payables, which can vary with the market price of vanadium for products sold that have not yet had the final selling price determined in accordance with the Company’s off-take agreement. A 10% decrease or increase in the price of vanadium could affect the value of trade payables at March 31, 2020 by $2,447.

19)          Revenues

	Three months ended
	March 31, 2020	March 31, 2019
Vanadium sales from a contract with a customer	$55,809	$101,403
Re-measurement of trade receivables / payables	2,377	(57,089)
Total	$58,186	$44,314

20)          Expenses

	Three months ended
	March 31, 2020	March 31, 2019
Operating costs:
Direct mine and mill costs	$24,288	$19,464
Royalties	3,202	2,326
Depreciation and amortization	8,933	7,281
	$36,423	$29,071
Finance costs:
Interest expense and other fees	$118	$6,410
Accretion	55	873
	$173	$7,283

21)          Subsequent events

COVID-19

The Company is conscious of the rapid expansion of the COVID-19 pandemic and the evolving global implications. To date, there have been no significant disruptions to the Company’s operations, supply chain or on its shipment of products from the Maracás Menchen Mine. However, the Company cautions that the potential future impact of any restrictions on the Company’s operations, supply chain, sales efforts and logistics is currently unknown but could be significant.

Functional and presentation currency

Following the election by the Company in 2019, the Company’s off-take agreement with Glencore International AG expired at the end of April 2020. In connection with this and with the Company managing its own sales activities from May 1, 2020 onwards, the Company and a number of its subsidiaries will generate U.S. dollar denominated revenues and incur U.S. dollar denominated costs from May 1, 2020 onwards. Considering the significance of these revenues and costs to the Company’s activities, the Company has determined that the currency of the primary economic environment in which the below entities operate will change to the U.S. dollar on May 1, 2020.

Entity Name	Functional Currency at March 31, 2020	Functional Currency effective May 1, 2020
Largo Resources Ltd.	Canadian dollar	U.S. dollar
Largo Commodities Holding Ltd.	Euro	U.S. dollar
Largo Commodities Trading Ltd.	Euro	U.S. dollar

LARGO RESOURCES LTD.

Expressed in thousands / 000’s of Canadian dollars and shares (except per share information)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The change in functional currency to the U.S. dollar is accounted for prospectively from May 1, 2020.

The Company and its subsidiaries operate in a mixture of currencies and therefore the determination of functional currency involves certain judgments to determine the primary economic environment in which the Company or its subsidiaries operate. The Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

In addition, the Company is considering changing the presentation currency of its consolidated financial statements from the Canadian dollar to the U.S. dollar. This is expected to be effective for the reporting on the three and six month periods ending June 30, 2020 onwards.